Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Exelon Corporation issued the attached newsletter to all employees on March 24, 2005.

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Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2004 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO and Exelon Generation; (2) the Exelon Registrants’ 2004 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 20, ComEd – Note 15, PECO – Note 14, and Exelon Generation – Note 16; and (3) the PSEG Registrants’ 2004 Annual Report on Form 10-K – Forward Looking Statements. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is contained in the Registration Statement on Form S-4 that Exelon has filed with the SEC (Registration No. 333-122704) in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

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NEWS FOR THE EMPLOYEES OF EXELON GENERATION, EXELON POWER AND EXELON POWER TEAM SPECIAL EDITION — SPECIAL EDITION — SPECIAL EDITION — SPECIAL EDITION — SPECIAL EDITION Generation Announces Merger Integration Teams SPECIAL EDITION Exelon and PSEG recently announced the formation of a joint integration team to coordinate and oversee merger integration planning, and ultimately implementation of the merger plan. The joint integration team consists of 10 integration planning teams, four of which are business unit teams, (Generation & Trading, Delivery, Corporate/Shared Services and PSEG Energy Holdings) each with an executive sponsor and team leaders from Exelon and PSEG. The teams are led by Randy Mehrberg, executive vice president and general counsel for Exelon and Ralph Izzo, president and chief operating officer for PSEG, and will be responsible for developing integration plans to successfully merge the two companies once shareholders and various regulatory agencies approve the merger. The Generation Teams: An Overview Exelon Generation and PSEG Power have worked together to form the Generation & Trading Integration Planning Team. The Generation Steering Committee, which also oversees the Nuclear Operating Service Agreement led by Joel Dimmette from Exelon Nuclear, oversees the Generation & Trading Integration Planning Team. The Nuclear Operating Service Agreement was established in January and calls for Exelon personnel to work in the PSEG Nuclear organization to implement the Exelon Nuclear Management Model to improve operations at PSEG’s Salem and Hope Creek nuclear power stations. Exelon and PSEG also have worked together to form the Market Concentration Mitigation Implementation Team. This team is responsible for implementing the designed mitigation measures as proposed in the regulatory filings and will report up to an Executive Steering Committee made up of Exelon and PSEG executives. On The Horizon The teams are just at the beginning of phase two, the analysis phase. Here’s a rough timeline of activities over the next few weeks. Generation & Trading Integration Planning Team Led by Mark Schiavoni, president of Exelon Power, and Ed Sondey, vice president of Finance and Development for PSEG Power, the Generation & Trading Integration Planning Team is working to shape and design new organizations and will seek to identify and implement best practices that will make up the generation company within Exelon Electric & Gas. The teams are at the beginning of phase two, the analysis phase. Here’s a timeline of activities for the next few weeks.

2 INSIDE GENERATION SPECIAL EDITION SPECIAL MERGER EDITION There are five sub-teams and numerous functional support groups that make up the Generation & Trading Integration Team: Sub-Teams Nuclear: The Nuclear subteam, led by Carol Peterson, vice president of Finance for Exelon Nuclear and Wade Sperry, director of Finance for PSEG, will be working on the integration plan for the nuclear organization. Power: Led by Kevin Cellars, vice president of Asset Management for Exelon Power, and Michael Thomson, president of PSEG Fossil, the Power sub-team will identify the best practices of the Exelon and PSEG fossil and hydro Generation Announces Merger Integration Teams (cont.) organizations and develop an integration plan built on strengths of the two companies. Power Marketing: Led by Ken Cornew, senior vice president of Power Transactions for Exelon Power Team, Tom Chamberlin, managing director of Risk Management and George Henderson, managing director of Market Development for PSEG, the Power Marketing team will be working on the integration plan for the trading organizations of the two companies. The current focus will be on processes and IT systems. Finance/Synergies: The Finance and Synergies subteam, led by Chris Close, director of Financial Planning & Analysis for Exelon Generation, and Dan Cregg, director of Corporate Finance for PSEG, will be working on the integration plan of the business unit level finance functions, including controllership, financial planning & analysis, taxes and treasury. Strategy/Market Fundamentals: Led by Glen Robinson, director of Project Evaluation and acting vice president of Strategy, Planning & Evaluation for Exelon Generation, and Chuck McCall, director of Corporate Development for PSEG Power, the team will be responsible for integration planning for the Generation level strategy, project evaluation and fundamentals functions. Functional Teams While working directly with the Generation & Trading Integration Planning Team to identify synergies and implement merger plans, the functional representatives will serve as liaison between the Generation & Trading and Corporate Functional teams. The team leads are as follows: Communications: Mary Rucci, director of Communications, Exelon Generation Neil Brown, manager of Governmental Affairs/ External Communications, PSEG Power.

Human Resources: Bill Baum, executive recruiter, Exelon Human Resources Vincent Labbate, director of Human Resources, PSEG Power Information Technology: Karen Peery, vice president of Information Technology, Exelon Generation Kevin Walsh, manager of Information Technology, for Exelon Generation Brian Schroeder, principal of Information Technology, PSEG Environmental: Veronica O’Donnell, general manager of Environmental, Exelon Power. Christine Neely, director Environmental Affairs, PSEG Power Business Unit Regulatory: John O’Brien, vice president of Regulatory Affairs for Exelon Generation Tony Borden, vice president and general counsel, PSEG Power Project Management Office: Ed Veneziale, senior project manager, Exelon Power Gail Piollo, executive assistant to the President of Exelon Power Lathrop Craig, manager of Corporate Development, PSEG Power Legal: Todd Cutler, associate general counsel, Exelon Generation Tony Borden, vice president and general counsel, PSEG Power Supply: Dave O’Brien, vice president of Supply Operations for Exelon Supply Bob Burricelli, Procurement Operations manager, PSEG Power Over the next few months, the Generation & Trading Integration Planning Team will be working together to analyze processes and organizations within Exelon and PSEG to identify similarities and differences, as well as key issues and opportunities to improve performance. When the analysis is complete, the team will begin to develop recommendations for the operational processes and organizational structures for Exelon Electric & Gas. Once structures have been determined, the team will focus on transition and implementation planning. Market Concentration Mitigation Implementation Team To mitigate possible market power issues, the Market Concentration Mitigation Implementation Team is designing and implementing a plan to ensure that Exelon Electric & Gas will meet all proposed Federal Energy Regulatory Commission (FERC) and Department of Justice screens of Market Concentration. The Market Concentration Mitigation Implementation Team is led by Mac McFarland, vice president of Commercial Transactions & Pricing for Exelon Power Team, and Ed Sondey, vice president of Finance and Development for PSEG Power. A team of employees from Exelon and PSEG has been established to manage integration planning efforts. These efforts have been broken into the following sub-teams: RFP/Bilateral (Includes the divestiture of fossil, long-term swaps or sales): Mac McFarland, vice president of Commercial Transactions & Pricing, Exelon Power Team Sharon Hillman, vice president of Strategic Initiatives, Exelon Business Services Jim Verna, manager of Regional Marketing, Exelon Power Team Generation Announces Merger Integration Teams (cont.) SPECIAL MERGER EDITION Landy Gilbert, director of Business Development, PSEG Gary Sorenson, managing director of Energy Operations, PSEG Nuclear Energy Mitigation: Jack Crowley, director of Regulatory Affairs, Exelon Power Team Gary Sorenson, managing director of Energy Operations, PSEG Interim Fossil: Gene Alessandrini, manager of Mid-Market Transactions, Exelon Power Team George Henderson, managing director of Marketing, PSEG Capacity Mitigation: Gene Alessandrini, manager of Mid-Market Transactions, Exelon Power Team George Henderson, managing director of Marketing, PSEG Risk Management: Shravan Chopra, manager of Pricing, Exelon Power Team Tom Chamberlin, managing director or Risk Management, PSEG Legal/Regulatory: Noel Trask, attorney, Exelon Power Team Tony Borden, vice president & general counsel, PSEG Power 3 INSIDE GENERATION SPECIAL EDITION RIGHT NOW. AND WORKING TO BE THE BEST

Generation Announces Merger Integration Teams (cont.) Communications Liaison: John McCormick, director of Operations, Exelon Power Neil Brown, manager of Governmental Affairs/ External Communications, PSEG Power Financial Valuations: Chris Close, director of Planning & Analysis, Exelon Generation Lori Lybolt, director of Corporate Finance, PSEG Program Coordinator: Joe Nigro, director of Commercial Transactions, Exelon Power Team The Market Concentration Mitigation Implementation Team has developed objectives, identified critical issues, and developed milestones and timelines that will carry through the implementation of long-term mitigation requirements and help complete the merger of Exelon and PSEG. Additional Information: This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171. The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s and PSEG’s directors and executive officers and other participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. Forward-Looking Statements: This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the merger, is included in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication. 4 INSIDE GENERATION SPECIAL EDITION